UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

OR

☐        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number:  333-52600

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo Financial Thrift and Profit Sharing Plan

c/o Wells Fargo Financial, Inc.

800 Walnut Street

Des Moines, Iowa 50309

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company

420 Montgomery Street

San Francisco, California  94104

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Plan Administrator

Wells Fargo Financial Thrift and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of Wells Fargo Financial Thrift and Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements referred to above present fairly, in all material respects, the financial position of Wells Fargo Financial Thrift and Profit Sharing Plan as of December 31, 2004 and 2003, and the results of its changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits of the Plan’s financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 17, 2005

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2004	2003

Assets:

Investments, at quoted fair value:
Common stock funds	$301,560,002	$231,145,404
Wells Fargo common stock	18,778,228	11,925,067
Cash reserve fund	17,317,618	17,995,918
Bond fund	64,764,060	72,195,159

Investments, at estimated fair value:
Participant loans	8,910,740	7,280,477

Total investments	411,330,648	340,542,025

Employer contributions and other receivables	53,206,785	35,675,615

Net assets available for Plan benefits	$464,537,433	$376,217,640

See accompanying notes to financial statements.

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	For the Years Ended December 31,
	2004	2003

Additions to net assets attributed to:
Investment gain:
Interest	$931,650	$758,257
Dividends	5,464,417	2,472,856
Net appreciation in fair value of investments	25,949,075	53,131,774

Net investment gain	32,345,142	56,362,887

Contributions:
Employer	53,206,785	35,696,550
Employee	31,966,946	20,234,767

Total contributions	85,173,731	55,931,317

Other Income	—	2,415

Total additions	117,518,873	112,296,619

Deductions from net assets attributed to:
Participant withdrawals	29,176,207	20,928,647

Administrative expenses	22,873	—

Total deductions	29,199,080	20,928,647

Net increase in net assets available for Plan benefits	88,319,793	91,367,972

Net assets available for Plan benefits at:
Beginning of year	376,217,640	284,849,668

End of year	$464,537,433	$376,217,640

See accompanying notes to financial statements.

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

1.              Description of Plan.

The following description of the Wells Fargo Financial Thrift and Profit Sharing Plan, (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  The Plan previously provided that any eligible employee who had attained age 21 and completed six months of Eligibility Service (as defined in the Plan) was eligible to participate in the Plan by making contributions thereto.

Effective January 1, 2004, employee contribution eligibility requirements changed from the attainment of age 21 and the completion of six months Eligibility Service to the completion of one month of Eligibility Service.

Contributions to provide benefits under the Plan are made by participating employees and by Wells Fargo Financial, Inc. (the “Company”) and its participating subsidiaries and affiliated companies (the “Employer”).  Prior to January 1, 2004, the Plan provided that an employee could make designated basic after-tax contributions equal to 1, 2, 3, 4, 5 or 6 percent of his or her compensation (with compensation not to exceed $200,000 for 2003).  An employee who made basic contributions equal to 6 percent of his or her compensation could make supplemental after-tax contributions up to 44 percent, in 1 percent increments, of his or her compensation.  Effective January 1, 2004, an employee may make designated basic pre-tax contributions equal to 25 percent, in 1 percent increments, of his or her compensation (with compensation not to exceed $205,000 for 2004).  Contributions made by an employee are credited to his or her employee contribution account.  The Employer makes matching basic and discretionary contributions.  The basic contribution is $1.00 for each $1.00 of employee contributions, up to 6 percent of compensation, made during the year.  The Employer may also make a discretionary contribution up to an additional $1.50 for each $1.00 of employee contributions, up to 6 percent of compensation, made during the year.  This amount is determined by the Wells Fargo Financial Compensation Committee.  However, no contributions are made by the Employer for basic employee contributions made during the year by a person who is not in the employ of the Employer or an affiliated company on December 31 of that year, with the exception of those who separated from service during the year due to death, disability or retirement.  Contributions made by the Employer are credited to the respective employer contribution accounts of the participating employees.  Employee and employer contributions credited to the accounts of a participating employee for a plan year are limited to the lesser of (i) a maximum fixed dollar amount ($40,000 for 2003 and $41,000 for 2004), or (ii) 100 percent of such employee’s compensation for such year.  Employee and employer contributions credited to the accounts of a highly compensated participant (a participant whose compensation exceeded $90,000 in 2003) for a plan year may be further limited based on the actual contribution percentages for non-highly compensated participants.

Effective January 1, 2004, each employee shall become a participant in the matching portion of the Plan on the January 1, April 1, July 1, or October 1 coincident with or next following the date as of which the employee has completed one year of Eligibility Service.

Employees are fully vested in their employer contribution accounts after six Years of Vesting Service (as defined in the Plan), or upon termination of employment due to death, disability, or retirement on or after age 65.  Employees become partially vested in their employer contribution accounts at a rate of 10 percent for each Year of Service completed in years one and two and 20 percent in years three through six.  Employees are at all times fully vested in their employee contribution accounts.  Forfeitures are used to reduce subsequent employer contributions and amounted to $847,456 and $1,000,644 for 2004 and 2003, respectively.  Upon termination of employment, various benefit payout alternatives are available at the employee’s option.

Effective January 1, 2004, the Plan was amended to allow employee contributions on a pre-tax basis.  As such, a provision for hardship withdrawals for active employees was adopted.

An employee may borrow from his or her fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her vested account balances.  Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the employee’s accounts and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator.  Interest rates on Plan loans issued after January 1, 2000 are the prime interest rate plus one percent per annum.  Interest rates on Plan loans issued prior to January 1, 2000 are 16 percent per annum.  Principal and interest is paid ratably through semi-monthly payroll deductions.

The Plan allows participants to select the manner in which their respective employee and employer contribution account balances are invested from a variety of investment options.  Assets in each of the available investment funds are valued daily.

The Plan provides for the allocation of Plan assets in the event the Plan is terminated by the Company, which reserves that right.  Each participant will receive payment of the entire amount credited or allocated to his or her employee and employer contribution accounts as of the date of termination, less the proportionate share of any termination expenses incurred by Wells Fargo Thrift & Profit Sharing Trust (the “Trust”).

2.              Summary of Accounting Policies.

Basis of Accounting.  The financial statements of the Plan are prepared under the accrual method of accounting.

Interest and Dividend Income.  Interest and dividend income from the trustee-managed investment funds is recorded on a cash basis, which approximates the accrual method of accounting.  Dividend income includes capital gain distributions from mutual funds.

Valuation of Investments.  Investments other than participant loans are stated at fair value based on quoted market prices.  The fair value of participant loans are valued by the trustee.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Payment of Benefits.  Benefits are recorded when paid, which approximates the accrual method of accounting.  As of December 31, 2004 and 2003, benefits of $2,700 and $56,095, respectively, were due to participants who have withdrawn from participation in the Plan.

3.              Tax Status of the Plan.

The Plan obtained its latest determination letter on September 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since the effective date of the latest determination letter.  As part of this process the Company has made a request for a new determination letter from the IRS.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe the Plan was qualified and the Trust was tax-exempt as of the financial statement date.

4.              Administration.

The Plan is administered by the Retirement Committee appointed by the Board of Directors of the Company.  The Company pays certain administrative costs relating to the Plan, and personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

On July 1, 2002, Wells Fargo Bank, N.A. (formerly Wells Fargo Bank Minnesota, N.A.) became the trustee of the Trust and record keeper of the Plan.  Wells Fargo Bank is an affiliate of the Company.

5.              Investments.

The Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in value by $25,949,075 for 2004 and by $53,131,774 for 2003 as follows:

Net Appreciation in Fair Value

	2004	2003

Common stock funds	$22,825,815	$48,166,322
Wells Fargo common stock	956,520	2,326,633
Bond fund	2,166,740	2,638,819

	$25,949,075	$53,131,774

The Plan holds certain debt securities of the Company as investments in the Wells Fargo Financial Intermediate Bond Fund.  The Wells Fargo Financial Intermediate Bond Fund is a group of investments managed by Company personnel.  These securities are purchased on the open market at prevailing market rates and, upon maturity, are redeemed at par by the Company.

The fair value of individual investments that represent 5.0 percent or more of the Plan’s net assets at December 31 are as follows:

	2004	2003

Dodge & Cox Balanced Fund	$27,877,236
Wells Fargo Financial Intermediate Bond Fund	64,764,060	$72,195,159
Wells Fargo Index Fund	35,362,605	28,673,219
Wells Fargo Large Company Growth Fund	86,183,701	86,314,981
Wells Fargo Cooke & Bieler Mid Cap Value Fund	45,136,970
American Europacific Growth Fund	26,238,307
American Century Value Fund		37,714,186
Neuberger Berman Genesis Trust Fund	21,533,760

6.              Party-in-Interest Transactions.

The Plan engages in transactions involving the acquisition or disposition of shares of Wells Fargo Mutual Funds, Wells Fargo Financial Intermediate Bond Fund and Wells Fargo & Company Common Stock.  American Century, Wells Fargo Financial and Wells Fargo & Company are parties-in-interest.  These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Schedule of Assets (Held At End of Year)

December 31, 2004

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

	ABN/AMRO Veredus Aggressive Growth Fund	552,199 shares	$10,370,289

	American Europacific Growth Fund	736,411 shares	26,238,307

	Dodge & Cox Balanced Fund	351,320 shares	27,877,236

	Fidelity Dividend Growth Fund	472,179 shares	13,452,379

	MFS Mid Cap Growth Fund	1,638,888 shares	14,651,660

	Neuberger Berman Genesis Trust Fund	504,658 shares	21,533,760

	Van Kampen Comstock Fund	791,804 shares	14,656,293

*	Wells Fargo Cooke & Bieler Mid Cap Value Fund	2,218,033 shares	45,136,970

*	Wells Fargo Index Fund	728,525 shares	35,362,605

*	Wells Fargo Large Company Growth Fund	1,846,662 shares	86,183,701

*	Wells Fargo Self Directed Account	N/A	6,096,802

	Total Common Stock Funds		301,560,002

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

*	Wells Fargo & Company Common Stock Fund	1,564,774 shares	18,778,228

*	Wells Fargo Cash Investment Fund	17,317,618 shares	17,317,618

*	Wells Fargo Financial Intermediate Bond Fund	3,742,960 shares	64,764,060

*	Participant Loans	Variable rate, maturity dates from 1 to 10 years	8,910,740

	Total investments		$411,330,648

*  Denotes a Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WELLS FARGO FINANCIAL THRIFT
AND PROFIT SHARING PLAN

Date: June 29, 2005

By:

Retirement Committee of the Wells Fargo Financial

Thrift and Profit Sharing Plan

By:	/s/ Peter S. DeLanoit

Peter S. DeLanoit, Member

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